[KORN/FERRY INTERNATIONAL LETTERHEAD]
September 28, 2010
Mr. Eric McPhee
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Korn/Ferry International
Form 10-K for the Fiscal Year ended April 30, 2010
Filed June 29, 2010
File No. 001-14505
Dear Mr. McPhee,
Korn/Ferry International (the “Company”) respectfully submits this letter in response to your letter dated September 15, 2010 with respect to your review of the Company’s response letter dated August 31, 2010, responding to the comment letter dated August 10, 2010. Each of your comments from the September 15, 2010 letter is set forth below, followed by our related response.
Form 10-K for the Fiscal Year Ended April 30, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Fee Revenue, page 22
1.
We have reviewed your response to comment I and note that you believe the increase of $40 million in fee revenue related to 2010 fiscal year acquisitions, or 7% of revenues, is not material to total fee revenues. While we may not agree with your materiality assessment in relation to total fee revenues, it is clear that the $40 million impact on fee revenues is material to the change in fee revenues, a decrease of $66 million, which exclusive of the new acquisitions would have been a decrease of $106 million, meaning the impact of fee revenues from 2010 fiscal year acquisitions was to decrease the overall decrease in fee revenues by 38%. As the discussion on page 22 is a discussion of the changes in fee revenue from fiscal 2009 to fiscal 2010, this amount is exceedingly material to that discussion. Please show us the disclosure you will include in future filings to disclose the impact of these acquisitions on your fiscal year 2010 fee revenue, and to discuss the 16.6% decrease in fee revenues exclusive of the acquisitions.

Per the Staff’s comment, in the Company’s Annual Report on Form 10-K for fiscal year 2011, the Company will revise its disclosure regarding the change in fee revenue from fiscal 2009 to fiscal 2010 to address both the impact of fiscal 2010 acquisitions on fiscal 2010 fee revenue and the change in fee revenue from fiscal 2009 to fiscal 2010, exclusive of fiscal 2010 acquisitions, as follows:
Fee Revenue. Fee revenue decreased $65.8 million, or 10%, to $572.4 million in fiscal 2010 compared to $638.2 million in fiscal 2009. Excluding fee revenue of approximately $40 million in fiscal 2010 from the acquisition of Whitehead Mann and Sensa Solutions, fee revenue would have been $532.4 million in fiscal 2010, a decrease of $105.8 million, or 16.6% as compared to fiscal 2009. The decrease in fee revenue, excluding fee revenue from these fiscal 2010 acquisitions, was primarily attributable to an 8% decrease in the weighted-average fees billed per engagement during fiscal 2010 as compared to fiscal 2009 and an 8% decrease in the number of executive search engagements during the same period, both of which were driven by the depressed global economic conditions in fiscal 2009 and the first half of fiscal 2010, which continue to have an impact on many of our client’s people initiatives. Exchange rates favorably impacted fee revenues by $4.4 million in fiscal 2010.
In future filings, to the extent that there are material changes in fee revenue due to acquisitions, and starting with the Company’s second quarter fiscal 2011 Form10-Q, we will broaden our discussion of the impact of acquisitions on fee revenue to include a discussion of fee revenue exclusive of acquisitions.

General and Administrative Expenses, page 24
2.
We have reviewed your response to comment 2, and we note that you have attributed the decrease in your allowance as a percentage of receivables to improving economic conditions and the write-off of fully reserved accounts receivable. As we understand the decrease in accounts receivable and difficult economic conditions in fiscal 2009 created an abnormally high allowance, please tell us why you believe your current allowance is sufficient, and tell us why your allowance as a percentage of accounts receivable is 43% lower than the average allowance for the four years previous to fiscal 2009, excluding the impact of the abnormally high allowance in fiscal 2009. Also, please clarify for us how the $5 million written off in fiscal 2010 is different from the other fully reserved accounts receivable written off each year, which appear to have been $8.5 million, $9.5 million and $8.6 million in 2010, 2009 and 2008. Please also confirm that the $5 million you are referring to is part of the $8.5 million in write-offs disclosed on page F-10 ($7.4 million), adjusted for the error of $1.1 million you noted in your response to comment 5.

In response to the Staff’s comment, the Company confirms that the $5 million of write-offs of fully reserved accounts in fiscal 2010 is included in the $8.5 million in write-offs in fiscal 2010. This $5 million differs from other reserved accounts receivable previously written off, in that this $5 million was fully reserved in the prior years, whereas practically all other write-offs were only partially reserved. This $5 million in fully reserved accounts had been carried on the Company’s subledger for purposes of visibility, but the Company ultimately determined to write them off as uncollectible in fiscal 2010.
If this $5 million in fully reserved accounts had not been written-off in fiscal 2010, (1) the allowance for doubtful accounts would have been $11.0 million, or 9.7% of gross accounts receivable as of April 30, 2010 (an amount comparable to the allowance for doubtful accounts as a percentage of gross accounts receivable in fiscal 2005, 2006, 2007 and 2008, which was 9.7%, 9.4%, 8.4% and 8.8%, respectively), (2) the allowance for doubtful accounts would have increased $1.7 million, or 18%, compared to the average allowance for doubtful accounts from fiscal 2005 to 2008, as opposed to the 43% decrease noted by the Staff and (3) the Company’s actual write-offs would have been approximately $3.5 million in fiscal 2010, a decrease in write-offs of $6.0 million as compared to write-offs in fiscal 2009, or a 63% decrease. This significant decrease in write-offs from fiscal 2009 to fiscal 2010 referenced above resulted from the Company’s implementation of aggressive collection efforts in early fiscal 2010, as well as improved economic conditions in the second half of that year. The resulting improvement in write-offs in fiscal 2010 to $3.5 million (net of the $5 million write-off of fully reserved accounts receivables described above), coupled with the improving economic conditions and the Company’s aggressive collection efforts, led to the Company’s determination that the allowance for doubtful accounts reported in the Company’s Annual Report on Form 10-K was sufficient. Underscoring this determination was our historical loss experience, historical percentage of write-offs (net of the $5 million write-off of fully reserved accounts receivable in fiscal 2010) to allowance for doubtful accounts, assessment of the collectability of specific accounts and our expectations of future collections based upon trends and the type of work for which services are rendered.

Per the Staff’s request, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (310) 843-4164 or Ari Lanin of Gibson, Dunn and Crutcher LLP at (310) 552-8581.

Sincerely,
/s/ Michael A. DiGregorio
Michael A. DiGregorio
Executive Vice President and Chief Financial Officer

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